PRESS RELEASE

File No. 82-763

03 ... 12 ... 7:21

**SVENSKA CELLULOSA AKTIEBOLAGET SCA** (publ)
**Communications and Investor Relations**
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 [redacted]
www.sca.com

03037297

SCA

# SCA acquires additional shares in Asian packaging company

**SCA has increased its ownership interest to 65% in Central Package Group, which holds a stable position on the Chinese packaging market.**

SUPPL

In January 1999, SCA acquired 11% of the shares in the Singapore-based packaging company Central Package, an ownership interest that successively increased to 48%. SCA has now reached an agreement with minority owners covering the acquisition of additional shares. Following the current transaction, SCA's interest increases to 65%, with the ambition of further increasing the ownership interest to more than 90%. The founder of Central Package, Anthony Chen, will retain a minority interest.

During the period with SCA as a part-owner, Central Package has shown very favourable and profitable growth. Annual sales currently correspond to slightly more than USD 95 M (about SEK 750 M), with an EDITDA margin of about 16%. The company holds a stable position on the Chinese packaging market, which is showing growth of about 10% annually. Central Package has some 20 converting units in China specializing primarily in production of corrugated board and protective packaging. In addition to operations in China, Central Package also has converting units in Singapore, Malaysia, Thailand and Indonesia.



Stockholm, 11 November 2003
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

dly 11/12

**For further information, please contact:**

Jan Åström, President and CEO. Phone: +46 70-586 07 01.
Peter Nyquist, Senior Vice President, Communications and Investor Relations.
Phone: +46 70-575 29 06.

SCA produces and sells absorbent hygiene products, packaging solutions and publication papers. Based on customer needs, value-added products are produced for consumers, institutions, industry and the retail trade. Net sales amount to more than SEK 88 billion annually. At the beginning of 2003, the number of employees was approximately 44,000, in some 40 countries. The SCA share is traded on the stock exchanges in Stockholm and London, and can also be traded in the US in the form of ADRs (American Depositary Receipts, level 1).

PRESS RELEASE

File No. 82-763


**SVENSKA CELLULOSA AKTIEBOLAGET SCA** (publ)
**Communications and Investor Relations**
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com


SCA

03 NOV 12 AM 7:21

# SCA wins Best Annual Report competition in 2003

SCA won the Major Companies category in the prestigious Best Annual Report competition arranged by Stockholmsbörsen. The award was presented to SCA today in conjunction with Finforum 2003 at Stockholm's Grand Hôtel. In its commendation, the jury noted: "the company's Annual Report for 2002 meets virtually every requirement for the presentation of good shareholder information." This was the sixth occasion that SCA has taken first place in this competition.

The aim of the Best Annual Report competition is to stimulate companies to improve and develop their external information. This year's competition was the 38th in the competition's history. The jury consisted of Ulf Strömsten (Chairman), Hans Edenhammar and Anders Haskel, plus accounting experts Björn Grundvall, Sigvard Heurlin and Rolf Rundfelt.

Stockholm, 12 November 2003
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations